Exhibit 4.6

REGAL REXNORD CORPORATION -- 2023 OMNIBUS INCENTIVE PLAN

CASH SETTLED RESTRICTED STOCK UNIT AWARD

[Name]

[Address]

Dear _____________________:

You have been granted an award of Restricted Stock Units (an “Award”) under the Regal Rexnord Corporation 2023 Omnibus Incentive Plan (the “Plan”) with the following terms and conditions:

Grant Date:	__________, 20____

Number of Restricted Stock Units:	__________________ (_______) Units

Vesting Schedule:	Except as otherwise provided herein, [percentage amount(s)] will vest on the [vesting time(s)], respectively, provided that you remain continuously employed by the Company and its Affiliates through the applicable vesting date(s).

If your employment with the Company and its Affiliates terminates due to Retirement before your Restricted Stock Units are 100% vested, then your Restricted Stock Units will continue to vest on the regular vesting dates described in the first paragraph above, without regard to your continued employment, but subject to your compliance with the “Restrictive Covenants” provisions below. For purposes hereof, you will be considered to have terminated due to “Retirement” if all of the following conditions have been met as of the date of your termination: (1) you have remained in employment with the Company and its Affiliates for at least nine (9) months after the Grant Date, (2) you have provided the Company with at least six (6) months advance written notice of your retirement (unless such notice requirement is waived in whole or part by the Company), (3) you have attained at least age 55 and your age plus years of service with Company and its Affiliates is at least equal to 68, (4) you have cooperated, to the reasonable satisfaction of the Company, with respect to the transfer of your duties, and (5) your most recent performance rating was not the lowest rating. For purposes of determining your years of service with the Company or an Affiliate, your service with an entity prior to its acquisition by the Company or an Affiliate shall count, provided such service was continuous at the time of the acquisition.

If your employment with the Company and its Affiliates terminates due to death or Disability before your Restricted Stock Units are 100% vested, then you will vest on the date of such termination in a proportionate number of Units, determined by:

(1)	multiplying the total number of Restricted Stock Units granted under this award by a fraction, the numerator of which is the number of days from the Grant Date through your date of termination, and the denominator of which is 1,095, and

(2)	reducing the amount determined in paragraph (1) by the number of Restricted Stock Units that have previously vested, if any.

The remaining unvested Restricted Stock Units will be forfeited. For purposes hereof, a “Disability” means your physical or mental incapacity which qualifies you to collect a benefit under a long-term disability plan maintained by the Company or an Affiliate, or any such similar mental or physical condition which the Administrator determines to be a disability, regardless of whether either you or your condition is covered by any such long-term disability plan. You must provide proof of Disability if requested by the Administrator.

If your employment with the Company and its Affiliates terminates (voluntarily or involuntarily) before your Restricted Stock Units are 100% vested in any other circumstance not described above, then all nonvested Restricted Stock Units will be forfeited.

Notwithstanding anything herein to the contrary, your entire RSU Award is terminated immediately if the Company or an Affiliate terminates your employment for Cause, or if your employment is terminated at a time when you could be terminated for Cause. In addition, if you are not terminated for Cause but the Administrator later determines that you could have been terminated for Cause if all facts had been known at that time, your RSU Award will terminate immediately on the date of such determination. For purposes hereof, “Cause” means your act or omission that the Administrator determines constitutes cause for termination, including but not limited to any of the following: (1) a material violation of any Company or Affiliate policy, including any policy contained in the Company Code of Business Conduct and Ethics; (2) embezzlement from, or theft of property belonging to, the Company or any Affiliate; (3) willful failure to perform or gross negligence in the performance of assigned duties; or (4) other intentional misconduct, whether related to employment or otherwise, that has, or has the potential to have, an adverse effect on the business conducted by the Company or its Affiliates.

If the application of the vesting schedule described herein would cause any fractional Restricted Stock Units to vest, then the number of Restricted Stock Units that vest on any vesting date other than the final vesting date shall be rounded down to the nearest whole share, and such fractional Restricted Stock Units shall accumulate and vest on the next vesting date that they add up to a whole share.

Settlement of Restricted Stock Units:	As soon as reasonably practicable after your Restricted Stock Units vest the Company will deliver to you an amount of cash equal to the Fair Market Value, determined as of the vesting date, of a number of Shares equal to the number of Restricted Stock Units that have vested. In all events such settlement of any vested Restricted Stock Units shall occur no later than March 15 of the year following the year of vesting unless delivery is deferred pursuant to a nonqualified deferred compensation plan, if allowed by the Company, in accordance with the requirements of Section 409A of the Code, and subject to applicable withholding.

Change of Control:	Upon a Change of Control, this Award will be treated as provided in the Plan. In addition, notwithstanding the definition of “Cause” above, during the twenty-four (24) month period following a Change of Control, the definition of “Cause” for purposes of this Award shall be limited to (1) your engagement in intentional conduct not taken in good faith that the Company establishes, by clear and convincing evidence, has caused demonstrable and serious financial injury to the Company, as evidenced by a determination in a binding and final judgment, order or decree of a court or administrative agency of competent jurisdiction, in effect after exhaustion or lapse of all rights of appeal, in an action, suit or proceeding, whether civil, criminal, administrative or investigative; (2) your conviction of a felony (as evidenced by binding and final judgment, order or decree of a court of competent jurisdiction, in effect after exhaustion of all rights of appeal), which substantially impairs your ability to perform your duties or responsibilities; or (3) your continuing willful and unreasonable refusal to perform your duties or responsibilities (unless significantly changed without your consent).

Rights as Shareholder:	You will not be deemed for any purposes to be a shareholder of the Company with respect to any of the Restricted Stock Units. Accordingly, you may not exercise any voting rights and you will not be entitled to receive any dividends and other distributions paid with respect to any such Shares underlying the Restricted Stock Units.

If, however, after the Grant Date and prior to the settlement date, both a record date and payment date with respect to a cash dividend (other than a special or extraordinary dividend, including any dividend not paid as a regular quarterly dividend) on the Shares occurs, then on the date that such dividend is paid to Company shareholders you shall be credited with “dividend equivalents” in an amount equal to the dividends that would have been paid to you if you owned a number of Shares equal to the number of outstanding Restricted Stock Units hereunder as of such record date. The dividend equivalents will be deemed to be reinvested in additional Restricted Stock Units (determined by dividing the cash dividends paid by the Fair Market Value of a Share on the dividend payment date) which will be subject to the same terms and conditions, and shall vest and be settled or be forfeited (if applicable) at the same time, as the Restricted Stock Units to which they are attributable.

Transferability of Award:	Except as otherwise provided in the Plan, you may not assign, alienate, sell or transfer this Award for any reason, other than under your will or as required by the laws of descent and distribution. This Award also may not be pledged, attached, or otherwise encumbered. Any purported assignment, alienation, sale, transfer, pledge, attachment or encumbrance of this Award in violation of its terms shall be null and void and unenforceable against the Company or any Affiliate.

Tax Withholding:	To the extent that the vesting of the Restricted Stock Units results in income to you for Federal, state or local income tax purposes, or the Company is otherwise required to withhold amounts with respect to the Restricted Stock Units, you shall deliver to the Company at the time the Company is obligated to withhold amounts, such amount as the Company requires to meet the statutory withholding obligation under applicable tax laws or regulations, and if you fail to do so, the Company has the right and authority to deduct or withhold from payment under this Award or other compensation payable to you an amount sufficient to satisfy its withholding obligations.

Restrictive Covenants:	By accepting this Award, you agree that this Award shall be subject to forfeiture, and any gains pursuant to this Award shall be subject to disgorgement, if (1) while you are employed by the Company or any Affiliate, you compete with the Company or an Affiliate, participate in any enterprise that competes with the Company or an Affiliate or use or disclose, other than as expressly authorized by the Company, any confidential business information or trade secrets that you obtain during the course of your employment with the Company or any Affiliate; or (2) after you are no longer employed by the Company or any Affiliate, you are determined by the Administrator in its reasonable discretion (A) to be in breach of any confidentiality, noncompetition, nonsolicitation or similar agreement between you, on the one hand, and the Company or any Affiliate, on the other hand (your “Restrictive Agreement”), or (B) while this Award is in effect, to have engaged in conduct that would have constituted a breach of your Restrictive Agreement if such Restrictive Agreement were then in effect.

Miscellaneous:	• As a condition of the granting of this Award, you agree, for yourself and your legal representatives or guardians, that this Award and the Plan shall be interpreted by the Administrator and that any interpretation by the Administrator of the terms of this Award or the Plan and any determination made by the Administrator pursuant to this Award or the Plan shall be final, binding and conclusive.

• In general, this Award may be amended only by written consent signed by both you and the Company, unless the amendment is not to your detriment. Notwithstanding the foregoing, this Award may be modified, reduced, extinguished or canceled, amended or terminated by the Administrator or the Company without your consent in accordance with the provisions of the Plan.

• The failure of the Company to enforce any provision of this Award at any time shall in no way constitute a waiver of such provision or of any other provision hereof.

• This Award shall be binding upon and inure to the benefit of you and your heirs and personal representatives and the Company and its successors and legal representatives.

Prospectus Delivery/Access:	• This Award may be executed in counterparts.

• By accepting this Award you acknowledge that a prospectus for the Plan, along with a copy of the Plan and the Company’s most recent Annual Report to Shareholders, has been made available to you electronically via the Company’s designated stock plan administrator’s web portal.

• A paper copy of the prospectus for the Plan is also available to you upon request.

This Award is granted under and governed by the terms and conditions of the Plan. Additional provisions regarding your Award and definitions of capitalized terms used and not defined in this Award can be found in the Plan.

UNLESS YOU DECLINE THIS AWARD WITHIN 90 DAYS, YOU AGREE TO BE BOUND BY ALL OF THE TERMS AND CONDITIONS DESCRIBED HEREIN AND IN THE PLAN. YOU ALSO ACKNOWLEDGE HAVING READ THIS AWARD AND THE PLAN.

REGAL REXNORD CORPORATION

By:
Name:
Title:

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